SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)



Sitestar Corporation
--------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $.001 PER SHARE
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(Title of Class of Securities)

82980W101
---------
(CUSIP Number)


Jeffrey I. Moore
1904 Deauville Dr
Lexington, KY 40504
859.230.3115

----------------------------------------
(Name, Address and Telephone Number of the Person
Authorized to Receive Notices and Communications)


April 17, 2014
----------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.






The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)




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1.       Name of Reporting Person

        Jeffrey I. Moore

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2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                         Source of Funds

  PF

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5.                       Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

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6.       Citizenship or Place of Organization

United States of America
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Number of Shares        (7)     Sole Voting Power            2,610,849
Beneficially            (8)     Shared Voting Power         2,757,524
Owned by Each           (9)     Sole Dispositive Power       2,610,849
Reporting Person        (10)    Shared Dispositive Power     2,757,524

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        2,610,849
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
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13.      Percent of Class Represented by Amount in Row 11

        3.52%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        Julia H. Moore

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2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                        Source of Funds

  PF

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5.                       Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

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6.       Citizenship or Place of Organization

United States of America
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Number of Shares        (7)     Sole Voting Power               0
Beneficially            (8)     Shared Voting Power             758,489
Owned by Each           (9)     Sole Dispositive Power          0
Reporting Person        (10)    Shared Dispositive Power        758,489

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        758,489
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11

        1.024%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        Jay B. Moore

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2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

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3.       S.E.C. Use Only

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4.       Source of Funds

        PF

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5.                       Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.                        Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power             593,675
Owned by Each           (9)     Sole Dispositive Power          0
Reporting Person        (10)    Shared Dispositive Power     593,675

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        648,675
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11
        0.88%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        William T. May

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2.       Check the Appropriate Box                        (a)     [X]
        if a Member of a Group                           (b)     [_]

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3.                        S.E.C. Use Only

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4.       Source of Funds

        PF

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5.                        Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power           218,000
Owned by Each           (9)     Sole Dispositive Power          0
Reporting Person        (10)    Shared Dispositive Power      218,000

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        218,000
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11


           0.29%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        M & M Investments

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2.       Check the Appropriate Box                        (a)     [X]
        if a Member of a Group                           (b)     [_]

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3.                        S.E.C. Use Only

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4.       Source of Funds

        PF

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5.                        Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power          1,187,360
Owned by Each           (9)     Sole Dispositive Power        0
Reporting Person        (10)    Shared Dispositive Power   1,187,360

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,187,360
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11


          1.60%
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14.      Type of Reporting Person               PN

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Item 4. Purpose of Transaction.

The purpose of the amendment is to reflect numerous errors in the issuers 10K filed on April 15th with the Securities and Exchange
Commission.

In item 10 of the report, it is stated that Mr. Moore is 50 years of age. In actuality Mr. Moore is 28.

In item 12 of the report, it is stated that Mr. Moores address is the same of the issuers: 7109 Timberlake Rd., Lynchburg, VA
24503. Mr. Moore's correct address is as listed in this 13D and is 1904 Deauville Dr., Lexington, KY 40504.

In item 12 of the report, Mr. Moores holding is listed at 2,757,524 shares of stock, representing 3.72% of outstanding shares. Mr. Moore represents 5,368,373 shares of stock, which is highlighted in this and previous 13D filings.

In the signature section of the report, Mr. Moores name appears to have been electronically signed. This was done without the permission or knowledge of Mr. Moore.

Mr. Moore wishes for the company to remove his signature from the 10K and correct other errors. There has been no response from management in regard to Mr. Moores requests to do so. Mr. Moore had never seen the document until he saw an electronic copy on the SECs website. There were no board meetings to discuss the report either.

All shares have been acquired for investment purposes due to a belief that the Issuers common stock is undervalued.
Mr. Moore, while presently serving on the companys board continues to seek a friendly and constructive conversation with management and other members of the board in regard to several matters- including but not limited to:

*Corporate governance and transparency
*Seemingly stalled real estate operations
*Capital allocation strategies
*Transparency of operational strategy
*Cancellation and retirement of a former directors shares and debt. *Board composition
*Reporting problems

Mr. Moore may be in communication with other shareholders and is considering various remedies to the problems highlighted above.

Item 5. Interest in Securities of the Issuer


Total amount of ownership represented is 5,423,373 shares, or 7.32% of the outstanding common stock (74,085,705 shares as of the last
10-Q).




Item 7. Material to be Filed as Exhibits.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 29, 2014

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Julia H. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Jay B. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for William T. May

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for M & M Investments